UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 64th Meeting of the Audit and Control Committee - Audit and Control Committee’s Opinion - 2011 Financial
Statements.” dated on February 15, 2012.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 64th MEETING OF THE

AUDIT AND CONTROL COMMITTEE

1. Place, date, time and attendance: At Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo – SP, on February 14, 2012, at 04:00 p.m., with the attendance of the Committee President, Mr. Luis J. Bastida and of the Committee Member, Mr. Antonio Gonçalves Oliveira. Also present to the meeting were the Finance and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra; the Controller Officer, Mrs. Cristiane Barretto Salles; the Accounting Officer, Mrs. Diana Policarpo Damião Choucair Ramos; the Company’s Accountant, Mr. Milton Shigueo Takarada; the Mergers and Acquisitions Officer, Mr. Norair Ferreira do Carmo; the Intervention, Inspection and Audit Officer, Mr. Manual Lara; the Internal Audit Officer, Mrs. Viviane Miranda; the Corporate Matters Officer, Mrs. Michelle Morkorski Landy, as Secretary of the Meeting, and the representatives of Ernst & Young Terco Auditores Independentes, Messrs. Alexandre Hoeppers, Drayton Mello, Cassio Barbosa and Ezequiel Rodrigues and, by audioconference, from Madrid, Spain, Mr. Luis Monti.

2. Resolutions:

2.1. Review of the Financial Statements, accompanied with the Independent Auditors’ Opinion and the Management’s Annual Report, for fiscal year ended 12.31.2011: The Accounting Officer, Mrs. Diana Policarpo Damião Choucair Ramos, presented the results for fiscal year ended December 31, 2011, providing explanations about matters related to the financial statements, accompanied with the Management’s Annual Report, with emphasis to the balance sheets, income statement, intangible assets statement, allocation of identifiable assets acquired and liabilities undertaken by Vivo Participações S.A., general summary (license, brand, portfolio and goodwill), aging list of accounts receivable and provisions, detailed contingencies. The representatives of independent auditors Ernst & Young Terco Auditores Independentes S.S., Messrs. Luis Monti, Ezequiel Rodrigues, Drayton Mello, Cassio Barbosa and Alexandre Hoeppers, informed that they had no restrictions whatsoever in relation to the referred results, having delivered their unqualified opinion, dated with the same date hereof. It was explained that such information would be submitted to the Board of Directors and to the Statutory Audit Committee, at meetings to be held on February 15, 2012, it being certain that on February 16, 2012 such information will be disclosed to the market. Upon reviewing such information and heard the comments of the independent and internal auditors, the Committee members issued their unqualified opinion to the Board of Directors, which is filed with the head-office of the Company, as an attachment to these minutes, having decided to recommend to the Board of Directors the approval of the referred documents.

2.2. Allocation of the profit for the fiscal year ended 12.31.2011: The Mergers and Acquisitions Officer, Norair Ferreira do Carmo, presented the Proposal for Profit Allocation for the fiscal year ended December 31, 2011. The presentation was attended by the representatives of independent auditors Ernst & Young Terco Auditores Independentes S.S. (“Ernst & Young Terco”), Messrs. Luis Monti, Ezequiel Rodriguez and Alexandre Hoeppers, who reviewd and

TELEFÔNICA BRASIL S.A.
Companhia Aberta
CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

approved the document presented. He explained that such information would be submitted to the Board of Directors and to the Statutory Audit Committee, at meetings to be held on February 15, 2012, it being certain that on February 12, 2012 such information will be disclosed to the market. Upon reviewing such information and heard the comments of the independent and internal auditors, the Committee members issued their unqualified opinion to the Board of Directors, which is filed with the head-office of the Company, as an attachment to these minutes, and they have decided to recommend to the Board of Directors the approval of the referred documents.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. (signatures) Luis J. Bastida – Committee President, Antonio Gonçalves Oliveira –Conselheiro and Michelle Morkoski Landy – Secretary of the Meeting.

I hereby certify that the resolution recorded in these minutes appears in the minutes of the 64th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 14, 2012, which was drawn-up in the proper book.

Michelle Morkoski Landy
Secretary of the Meeting
OAB/SP n° 178.637

AUDIT AND CONTROL COMMITTEE’S OPINION

The members of the Audit and Control Committee of Telefônica Brasil S.A., in the exercise of their assignments and legal responsibilities, have examined and reviewed the financial statements, accompanied with the independent auditors’ opinion and the Management’s Annual Report for fiscal year ended December 31, 2011 (“2011 Annual Financial Statements”) and, considering the information provided by the Company’s Board of Executive Officers and by Ernst & Young Terco Auditores Independentes S.S., as well as the proposal for allocation of the profit for Fiscal Year 2011, and it is their unanimous opinion that they fairly reflect, in all material aspects, the equity and financial situation of the Company and its controlled companies, and recommend the approval of the documents by the Board of Directors of the Company and the forwarding thereof to the General Shareholders’ Meeting, under the terms of the Corporations Act.

São Paulo, February 14, 2012.

Luis Javier Bastida – Audit and Control Committee President

Antonio Gonçalves de Oliveira – Audit and Control Committee Member

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 23, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director